FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Hanson plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )

An event changing the breakdown of voting rights:                          (   )

Other (please specify) :                                                   (   )

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited          4,618,184*

BT Globenet Nominees Limited                   10,680*

Chase GA Group Nominees Limited            11,474,123*

Chase Nominees Limited                        653,187*

CUIM Nominee Limited                        3,828,332*

* denotes direct interest

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

16 May 2007

6. Date on which issuer notified:

17 May 2007

7. Threshold(s) that is/are crossed or reached:

3% to 2% Change at Direct Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction (vi)
                       Number of shares       Number of voting Rights
                                              (viii)

Ordinary Shares        21,746,791             21,746,791
GB0033516088

                     Resulting situation after the triggering transaction (vii)
Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using                      (ix)
the ISIN CODE
                     Direct            Direct (x) Indirect (xi)   Direct    Indirect

                     20,584,506        20,584,506 Not             2.88%     Not
                                                  Disclosable               Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration Date  Exercise/Conversion Number of voting     % of voting
financial   (xiii)           Period/ Date (xiv)  rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.

N/A

Total (A+B)
Number of voting rights       % of voting rights

20,584,506                    2.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 713,792,735.

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in
DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in
DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under
DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR
5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-
for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 17, 2007